Exhibit 1.01

Natus Medical Incorporated
Conflict Minerals Report

For The Year Ended December 31, 2018

Natus Medical Incorporated (herein referred to as “Natus Medical”, the “Company”, “we”, “us”, or “our”) has included this Conflict Minerals Report as an exhibit to its Form SD as contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). This Conflict Minerals Report relates to the period from January 1, 2018 to December 31, 2018 and was filed on May 31, 2019.

As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters or refiners (“SORs”) and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Conflict Minerals Report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Business Overview and Applicability of the Conflict Minerals Rule

Natus Medical is a leading provider of neurology, newborn care and hearing and balance assessment healthcare products and services used for the screening, diagnosis, detection, treatment, monitoring and tracking of common medical ailments in newborn care, hearing impairment, neurological dysfunction and neurosurgical treatments, epilepsy, sleep disorders, neuromuscular diseases and balance and mobility disorders.

Natus Medical determined that 3TG were necessary to the functionality or production of certain products that we manufactured or contracted to be manufactured during the 2018 calendar year. Not all of our products contained necessary 3TG. In addition, although our in-scope products in the aggregate contained all four of the 3TGs, not all of our in-scope products contained each of the 3TGs. We did not directly source the 3TG in our in-scope products, and we make no purchases from mines in the Covered Countries or from any SORs. The 3TG were sourced, either directly or indirectly, by the manufacturers of components or parts in the in-scope products and we believe that we are in most cases many levels removed from the relevant mines, smelters or refiners.

However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below.

Conflict Minerals Policy

Natus Medical has adopted a policy for the 3TG that are in our supply chain (“Conflict Minerals Policy”). The Conflict Minerals Policy is available at https://investor.natus.com/governance-docs. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

•
Ensure that parts and products supplied to Natus are “DRC conflict-free,” such that they do not directly or indirectly finance abuses of human rights and/or the environment in accordance with accepted international conventions and practices.

•
Establish policies, due diligence frameworks and management systems consistent with the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (collectively, the “OECD Guidance”).

Natus Medical seeks to avoid sourcing 3TG from the Covered Countries to the greatest extent possible.

Reasonable Country of Origin Inquiry

As required by the Conflict Minerals Rule, for 2018, we conducted a “reasonable country of origin inquiry” (“RCOI”). The specific goal of our RCOI was to determine whether the 3TG in our in-scope products originated in a Covered Country. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance, which are further discussed below in this Conflict Minerals Report.

We used a third-party service provider (the “Service Provider”) to assist with supplier outreach and follow-up, data validation and risk assessment. The Service Provider reached out to over 1,000 potentially in-scope suppliers (the “Suppliers”) on our behalf. Some of the other compliance activities discussed in this Conflict Minerals Report were performed by the Service Provider on our behalf.

Based on the results of our RCOI, we conducted due diligence for 2018. These due diligence efforts are discussed below. Our diligence results are discussed under “Product and Smelter and Refiner Information” below.

Due Diligence Measures

Design Framework

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance.

Selected Elements of Design Framework and Due Diligence Program Execution

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.
We have a team of senior staff that is responsible for our 3TG compliance program. Leadership of the compliance program resides with our General Counsel. The following functional areas are represented on the working group: Legal and Compliance. Selected internal personnel have been educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses in our inquiries. In addition, we utilize specialist outside counsel to advise us in connection with selected aspects of our Conflict Minerals Rule compliance.

b.	The Conflict Minerals Policy is available on our website at https://investor.natus.com/governance-docs, where it is available to suppliers and the public.

c.	We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”) to identify SORs in our supply chain.

d.
We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database. This information is retained for at least five years.

e.
We have a grievance mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy or other policy violations and issues, either by calling (213) 270-9986 or by submitting violations on www.fulcrumfinancial.com/natus.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.
The Service Provider requested by email that the Suppliers provide us with information, through the completion of a CMRT, concerning the usage and source of 3TG in the products that we identified as potentially being in-scope, as well as information concerning the Suppliers’ related compliance efforts. The Service Provider followed up with all Suppliers that did not respond to the request within a specified time frame. If a large Supplier was non-responsive, an escalation process was initiated pursuant to which our personnel contacted the Supplier. Thirty-six percent of the Suppliers responded to our request to submit a CMRT.

b.
The Service Provider reviewed the responses received from the Suppliers. Responses were reviewed against the Service Provider’s criteria to identify incomplete responses, potential errors and inaccuracies in the CMRTs. The Service Provider followed up with the Suppliers that submitted a response that triggered specific quality issues relating to completeness and accuracy.

c.
SOR information provided by Suppliers was reviewed by the Service Provider against the SORs listed on the Smelter Look-up tab of the CMRT. To the extent that a SOR identified by a Supplier is not on that list, the Service Provider may take additional steps to attempt to determine whether the listed entity is a SOR.

d.
SOR information also was reviewed against the lists of Conformant (as defined below) SORs published in connection with the RMI’s Responsible Minerals Assurance Process (the “RMAP”). To the extent a SOR identified by a Supplier was not Conformant, the Service Provider undertook an additional review to determine whether the SOR obtained 3TG from sources that directly or indirectly financed or benefited armed groups in the Covered Countries. That review included SOR outreach and research.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our 3TG compliance team reported the findings of its supply chain risk assessment to our General Counsel.

b.	Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized and relied on information made available by the RMI concerning independent third-party audits of SORs to assess SOR due diligence and to determine whether smelters are Conformant.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.

Product and Smelter and Refiner Information

In-Scope Products

Our in-scope products for 2018 fit into three broad categories:

Neuro - Includes products for diagnostic electroencephalography, electromyography, diagnostic sleep analysis or polysomnography, intraoperative monitoring and transcranial doppler ultrasound technology.

Newborn Care - Includes products for newborn care including hearing screening, brain injury, ROP vision screening, thermoregulation, jaundice management, and various disposable newborn care supplies, as well as products for diagnostic hearing assessment for children through adult populations, and products to diagnose and assist in treating balance and mobility disorders.

Audiology - Includes products for hearing and diagnostics and hearing aid fitting, including computer-based audiological, otoneurologic and vestibular instrumentation and sound rooms for hearing and balance care professionals.

For a further discussion of our products generally, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

Identified Smelters and Refiners

The Suppliers identified 319 SORs as potentially having processed the necessary 3TG in our in-scope products. Eight percent of the SORs identified to us by the Suppliers were listed as Conformant and one percent were listed as Active (as defined below) by the RMI. Please see the notes that accompany the table for additional information concerning the data in the table.

Smelter and Refiner Information(1)

	Conformant	Active	On Smelter Look-up Tab List Only
Gold	103	3	48
Tantalum	40	0	0
Tin	73	1	7
Tungsten	40	1	3

(1)	We note the following in connection with the information contained in the foregoing table:

(a)
The SORs described in the table were identified by the Suppliers as potentially being part of our 2018 supply chain. Substantially all of the CMRTs we received were completed at a “company level,” meaning that the Suppliers reported to us the 3TG contained in all of their products, not just the products that they sold to us. We are therefore generally unable to determine whether the SORs described in the table are actually in our supply chain.

(b)
The table only includes entities that were listed as SORs by the RMI as of May 15, 2019. SOR status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.

(c)
“Conformant” means that a SOR was listed as conformant with the RMAP’s assessment protocols. SOR listed as “re-audit in progress” are still considered to be Conformant. Included SORs were not necessarily Conformant for all or part of 2018 and may not continue to be Conformant for any future period.

(d)	“Active” means that the SOR is a participant in the RMAP and has committed to undergo an RMAP assessment. SORs are identified as Active in the RMAP once they have scheduled the assessment date.

(e)	“Smelter Look-up Tab Only” means that a SOR is listed on the Smelter Look-up tab list of the CMRT, but is not listed as “Conformant” or “Active.”

Country of Origin Information

We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report. Due to our position in the supply chain, we rely on our suppliers for accurate SOR information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the 3TG contained in our in-scope products.

None of the necessary 3TG contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the Covered Countries. However, we did not have sufficient information to determine whether or not any of our products were “DRC conflict free” within the meaning of the Conflict Minerals Rule.
The countries of origin of the 3TG processed by the Conformant SORs reflected in the table above may have included the countries listed below, as well as other countries. Country of origin information is based on information received from Suppliers and the Service Provider. We have not independently determined the specific countries of origin of the 3TG in our products. Accordingly, the 3TG in our products may not have originated in a particular country listed below. The countries listed below are grouped by risk.

L1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries: Argentina, Australia, Austria, Belarus, Belgium, Bolivia, Brazil, Burundi, Cambodia, Canada, Chile, China, Columbia, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, Finland, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Italy, Ivory Coast, Japan, Kazakhstan, Kyrgyzstan, Laos, Luxembourg, Malaysia, Mali, Mexico, Mongolia, Morocco, Myanmar, Namibia, Netherlands, New Zealand, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Poland, Portugal, Republic of Korea, Russia, Saudi Arabia, Sierra Leone, Singapore, Slovakia, Spain, Suriname, Sweden, Switzerland, Taiwan, Tajikistan, Thailand, Turkey, United Kingdom, United States, Uzbekistan, Vietnam and Zimbabwe.

L2 - Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Kenya, Mozambique, South Africa and United Arab Emirates.

L3 - The DRC and its adjoining countries: Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

DRC - The Democratic Republic of the Congo.

Future Risk Mitigation Efforts

We intend to take the following additional steps for 2019 to mitigate the risk that our necessary 3TG finance or benefit armed groups in the Covered Countries:

1.	Engage with selected Suppliers that provided incomplete responses to encourage them to provide requested information for 2019.

2.	Encourage the continuing development and progress of traceability measures at selected Suppliers that indicated for 2018 that the source of 3TG was unknown or undeterminable.

3.
Communicate our sourcing expectations to new potentially in-scope suppliers, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of our Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.

4.	Consider whether enhancements to our Conflict Minerals Policy may further enhance our compliance goals.

5.	Further revise our applicable standard form supplier contracts to include language relating to 3TG compliance expectations.

All of the foregoing steps are in addition to the steps that we took in respect of 2018, which we intend to continue to take in respect of 2019 to the extent applicable.